

American Capital

There is a Better Way
Vote "AGAINST" Management's Spin-Out Proposal

November 2015

www.BetterACAS.com

ELLIOTT®

Additional Information

Additional Information

Elliott Associates, L.P. and Elliott International, L.P. ("Elliott") intend to make a filing with the Securities and Exchange Commission of a definitive proxy statement and an accompanying proxy card to be used to solicit proxies in connection with the Special Meeting of Stockholders (including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof) (the "Special Meeting") of American Capital, Ltd. (the "Company"). Information relating to the participants in such proxy solicitation is available in a preliminary proxy statement filed by Elliott with the Securities and Exchange Commission on November 16, 2015 and in any amendments to that preliminary proxy statement. Stockholders are advised to read the definitive proxy statement and other documents related to the solicitation of stockholders of the Company for use at the Special Meeting when they become available because they will contain important information, including additional information relating to the participants in such proxy solicitation. When completed and available, Elliott's definitive proxy statement and a form of proxy will be mailed to stockholders of the Company. These materials and other materials filed by Elliott in connection with the solicitation of proxies will be available at no charge at the Securities and Exchange Commission's website at www.sec.gov. The definitive proxy statement (when available) and other relevant documents filed by Elliott with the Securities and Exchange Commission will also be available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners, at its toll-free number (877) 796-5274 or via email at info@okapipartners.com.

Cautionary Statement Regarding Forward-Looking Statements

The information herein contains "forward-looking statements." Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "projects," "targets," "forecasts," "seeks," "could" or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Our forward-looking statements are based on our current intent, belief, expectations, estimates and projections regarding the Company and projections regarding the industry in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

Table of Contents

Executive Summary

Why Are We Here?

Elliott believes that:

➢ **American Capital has Systematically Failed to Deliver Shareholder Value**

➢ **Management's Spin-Out Proposal will <u>PERMANENTLY IMPAIR</u> the Value of the Business**

➢ **There are Better Paths to Maximizing Shareholder Value**

Executive Summary

Elliott Management is one of the largest shareholders in ACAS with an 8.4% interest[1]

We believe ACAS is severely undervalued and Management's Spin-Out Proposal will <u>permanently impair</u> the value of the business

Elliott is seeking to engage with the Board to evaluate all options to unlock shareholder value

Based on our analysis of ACAS we believe the following:

1   **<u>Significant NAV Discount and Underperformance:</u>** ACAS shares have languished below the value of their assets for years

- ACAS shares have traded at a median price to Net Asset Value ("NAV") of 71% since the beginning of 2011, compared to 115% for comparable BDCs[2]
- ACAS fully diluted NAV is 38% higher than current share price of $14.31[3]

2   **<u>Clear Challenges and Root Causes:</u>** We believe the undervaluation is due to ineffective Management, poor capital deployment, an unqualified Board failing to oversee Management, compensation that rewards failure and excessive overhead

3   **<u>Spin-Out Proposal Permanently Impairs Value:</u>** Management's Spin-Out Proposal fails to address the NAV discount and instead exacerbates the issues at ACAS

- Entrenches Management and the Board
- Creates a sub-scale publicly traded asset manager of uncertain valuation
- Destroys the opportunity to enhance value

4   **<u>Significant Unrealized Value:</u>** We believe ACAS' existing platform can be optimized to capture value that could meaningfully exceed the stated book value of the assets

5   **<u>The Better Way:</u>** Elliott believes the right path forward for the Board is to withdraw the Spin-Out Proposal, strengthen the Board, review the portfolio, cut costs, and commence a strategic review

- Potential upside for shareholders of greater than 50%

Elliott believes that <u>ACAS could be worth in excess of $23/share, a 61% premium to its current market price</u>[4]

Management should withdraw the Spin-Out Proposal OR Shareholders should <u>vote "AGAINST"</u>

(1)   Elliott owns 4.6% of common shares and 3.8% of economic interest via swaps. Holdings as of November 13, 2015
(2)   January 1, 2011 – November 13, 2015. BDCs with market capitalization greater than $750 million. Externally Managed BDCs: Ares Capital Corporation (ARCC), Prospect Capital Corporation (PSEC), FS Investment Corporation (FSIC), Apollo Investment Corporation (AINV), TPG Specialty Lending (TSLX), Fifth Street Finance (FSC), New Mountain Finance (NMFC) and Golub Capital (GBDC); Internally Managed BDCs: Main Street Capital (MAIN) and Hercules Technology Growth Capital (HTGC)
(3)   Estimated diluted NAV of $19.72/share. Share price as of November 13, 2015
(4)   Source: Elliott estimates based on publicly available information

Elliott's Approach to ACAS

Elliott has conducted extensive research, including with the help of external advisors, to understand the opportunity at American Capital

	Due Diligence Process
Elliott In-House Investment and Research Team	▪ Deep financial valuation and trading capability ▪ Collaboration between investment teams with expertise in public and private credit, RMBS, private equity and activist investing ▪ Extensive evaluation of ACAS portfolio and strategic alternatives
Institutional Investors and Analysts	▪ Active relationships with leading Wall Street research analysts ▪ Due diligence with key institutional and hedge fund investors
External Advisors and Industry Experts	▪ Retained an industry-leading investment bank specializing in financial services ▪ Consulted with numerous industry experts with decades of experience ▪ Retained consultants specializing in related business issues ▪ Retained renowned accounting firm
Legal and Tax Counsel	▪ Corporate/regulatory counsel from top tier full service law firms ▪ Counsel specializing in '40 Act (fund) matters ▪ Experienced tax counsel

Elliott Management Overview

Elliott Management Corporation manages two multi-strategy hedge funds which combined have more than $27 billion in assets under management

- Our flagship fund, Elliott Associates, L.P., was founded in 1977, making it one of the oldest hedge funds under continuous management
- Our investors include pension funds, sovereign wealth funds, endowments, foundations, funds-of-funds, high net worth individuals and families, and employees of the firm
- Elliott has extensive experience investing in the financial sector, including structured products, distressed and performing credit, and private equity

Based on our extensive experience with the asset class, and exhaustive research conducted to understand ACAS' portfolio, operations and strategy, Elliott has developed a comprehensive plan to unlock value

Activist Equity Investing

- Elliott has a long track record of adding value in activist investing
- Recent examples include EMC, Hess, Citrix, InterPublic Group, Informatica, Riverbed and BMC

Structured and Corporate Credit

- Elliott has a global team of over 50 investment professionals worldwide focused on valuing and trading structured and corporate credit

Special Situations and Private Equity

- Elliott has been trading a variety of corporate credit for over 30 years. Our areas of expertise include liquid loans, high yield bonds and illiquid special situations

Elliott has conducted extensive due diligence on ACAS, and we are delighted to have the opportunity to share our recommendations with fellow shareholders

What is ACAS Today?

ACAS is a $6 billion portfolio of on-balance sheet financial assets and an asset management platform, American Capital Asset Management ("ACAM")

- ACAS is the second largest publicly listed BDC. Unlike other BDCs, ACAS does not pay a dividend (and has not paid a cash dividend since 2008)
- ACAS has a highly concentrated investor base with greater than 40% ownership in top 10 holders and greater than 80% institutional ownership[1]

ACAM Profile

- ACAM has $1.1 billion of calculated fair value as of September 30, 2015, which includes CLO investments[2]
- ACAS has $15 billion of reported third party assets under management, and a leading mortgage REIT platform

Real Estate Assets - $10.2 billion[4]

- American Capital Agency (NASDAQ: AGNC)- $9.1 billion
- American Capital Mortgage (NASDAQ: MTGE) - $1.1 billion

Leveraged Finance - $3.7 billion

- 8 ACAS CLOs – $3.4 billion
- ACSF Senior Loan Fund – $0.3 billion

Private Equity Assets - $1.6 billion

American Capital Equity I, II and III – $1.0 billion

European Capital Funds – $0.15 billion

ACAS CLO Fund I - $0.40 billion

Investment Portfolio Profile

- $6.0 billion of reported fair value as of September 30, 2015[3]
- Highly diversified across industries, less than 2% exposure to Oil & Gas



- Senior Loans
- Senior Debt and Revolving Credit
- Mezzanine Debt
- Preferred Equity
- Common Equity
- Structured Products

$ in millions

(1) Source: Bloomberg. Top 10 as of latest reported individual holdings (June 30, 2015). Institutional ownership estimated by Bloomberg as of November 12, 2015
(2) Estimated to be greater than $200 million as of December 31, 2014, based on ACAM financials in ACAS 10-K (investments at fair value less senior and subordinated note obligations at fair value)
(3) Excludes ACAM and non-investment assets
(4) ACAS reported "Earning AUM" as of September 30, 2015

Significant NAV Discount and Underperformance

ELLIOTT®

1 **Shareholder Value Destruction and Root Causes**

We believe ACAS has drastically underperformed as a result of a wide-ranging set of strategic, operational and leadership issues across its organization

Shareholder Value Destruction:

↘ Dramatic Stock Underperformance

↘ Persistent and Significant Discount to NAV

↘ Excessive and Dilutive Management Stock Grants

Root Causes:

↘ Ineffective Management Drives Low Valuation

↘ Poor Capital Deployment

↘ Directors Lack Qualifications to Oversee Management

↘ Compensation that Rewards Failure

↘ Excessive Overhead

The Causes of the Value Destruction are Completely Fixable

ACAS' poor execution is widely recognized by investors and Wall Street. ACAS stock has not traded at NAV since 2008

Stock Price Underperformance

1

ACAS has a history of persistent underperformance

1-Year Total Shareholder Return



2-Year Total Shareholder Return



3-Year Total Shareholder Return



10-Year Total Shareholder Return



Source: Bloomberg, BofA Merrill Lynch
Note: All returns as of November 13, 2015

Pre-Crisis Peak to Post-Crisis Recovery, ACAS <u>Underperformed</u>

ACAS has <u>dramatically underperformed</u> the broader market from its pre-crisis peak to current levels. Compared to its pre-crisis peak, ACAS has lost 53% over the past 8 years compared to the S&P 500's return of 69%
ACAS shares lost almost all of their value in the financial crisis due to excessive debt and considerable portfolio losses



Source: Bloomberg, BofA Merrill Lynch
Note: All returns as of November 13, 2015

Significant NAV Discount and Underperformance

ACAS has Traded at a Pervasive Discount to NAV

Since ACAS' initial disclosure of its plan to spin its BDC assets on November 5, 2014, its Discount to NAV has not changed

ACAS Price to NAV versus BDCs[1]



Source: SNL Financial

(1) BDCs with market capitalization greater than $750 million. Externally Managed BDCs: Ares Capital Corporation (ARCC), Prospect Capital Corporation (PSEC), FS Investment Corporation (FSIC), Apollo Investment Corporation (AINV), TPG Specialty Lending (TSLX), Fifth Street Finance (FSC), New Mountain Finance (NMFC) and Golub Capital (GBDC); Internally Managed BDCs: Main Street Capital (MAIN) and Hercules Technology Growth Capital (HTGC)

(2) Difference between ACAS median and both Externally and Internally Managed BDC median for the period presented

Significant NAV Discount and Underperformance
ACAS has not Traded Above NAV Since 2008

While other BDC[1] median prices have recovered to NAV or above, ACAS has remained at a pervasive discount

Price to NAV Ratio Band Since March 6, 2009 (Trough to Peak)



Source: SNL Financial

Note: Data from March 6, 2009 to November 13, 2015. ACAS NAV based on stated NAV

(1)   BDCs with market capitalization greater than $750 million. Externally Managed BDCs: Ares Capital Corporation (ARCC), Prospect Capital Corporation (PSEC), FS Investment Corporation (FSIC), Apollo Investment Corporation (AINV), TPG Specialty Lending (TSLX), Fifth Street Finance (FSC), New Mountain Finance (NMFC) and Golub Capital (GBDC); Internally Managed BDCs: Main Street Capital (MAIN) and Hercules Technology Growth Capital (HTGC)

NAV Underperformance

ACAS' net return to shareholders has been poor compared to other BDCs

Net Return to Shareholders Over the Past 2 Years[1]



Net Return to Shareholders Over the Past 3 Years[1]



Source: SNL Financial
Note: ACAS NAV based on stated NAV. All returns as of November 13, 2015
(1)   Defined as change in NAV plus any dividends paid during that time period

Clear Challenges and Root Causes

ELLIOTT®

2

Ineffective Management Drives Low Valuation

Median analyst price target for ACAS is a 10% _discount_ to NAV compared to a 48% and 7% _premium_ for Internally Managed BDCs and Externally Managed BDCs respectively[1]

> **"_The market is implying that the underlying assets are_ _worth far less under ACAS management_ _than they would be on a stand-alone basis._"**
>
> **Wells Fargo, August 7, 2015**

Wall Street Consensus Price Target Premium / (Discount) to NAV



Source: Bloomberg, Wall Street Research
Note: ACAS NAV based on stated NAV
(1) BDCs with market capitalization greater than $750 million. Externally Managed BDCs: Ares Capital Corporation (ARCC), Prospect Capital Corporation (PSEC), FS Investment Corporation (FSIC), Apollo Investment Corporation (AINV), TPG Specialty Lending (TSLX), Fifth Street Finance (FSC), New Mountain Finance (NMFC) and Golub Capital (GBDC); Internally Managed BDCs: Main Street Capital (MAIN) and Hercules Technology Growth Capital (HTGC)

Instead of generating riskless accretion through share repurchases, Management is making new investments in highly illiquid and risky assets

- Year-to-date, ACAS has made $2.6 billion in new investments
  - $1.2 billion in difficult to value and illiquid assets
  - $1.4 billion in low yielding first lien debt
  - ACAS has **squandered a far superior alternative** to invest in its own book at a huge discount to NAV by repurchasing shares

Theoretical NAV/share Accretion			
	Repurchase % of YTD Investments		
Repurchase Price	**25%**	**35%**	**50%**
$15.26 (Year High)	$1.03	$1.56	$2.56
$14.02 (Avg. Repurchase Price)	$1.41	$2.16	$3.61
$12.05 (Year Low)	$2.22	$3.48	$6.04



Year-to-Date Investment Activity[1]
$ in millions

Represented lost potential for NAV/share accretion

Prudent capital management would have allocated more to highly accretive repurchases

(1) Source: Company filings as of September 30, 2015

Directors Lack Qualifications to Oversee Management

ACAS' Board, with an average tenure of 15 years (versus the S&P 500 average of 8.4[1]) lacks the relevant experience to govern the behavior of the investment team and hold Management accountable

Outside Directors	Experience	Years on Board	Investment Experience
Neil M. Hahl	▪ Finance	▪ **18 years**	✖
Philip R. Harper	▪ Security and Investigative Services	▪ **18 years**	✖
Stan Lundine	▪ Lawyer and Politician	▪ **18 years**	✖
Alvin N. Puryear	▪ Academic	▪ **17 years**	✖
Mary C. Baskin	▪ Executive Recruiter	▪ **15 years**	✖
Kenneth D. Peterson, Jr.	▪ Entrepreneur	▪ **14 years**	✔
Susan K. Nestegard	▪ Research and Development	▪ 2 years	✖
Kristen L. Manos	▪ Business Development and Manufacturing	▪ 0 years	?

A new course for ACAS cannot be charted without Directors with <u>relevant expertise</u>, <u>new perspectives</u> and an <u>active approach</u> to creating shareholder value

(1) Spencer Stuart Board Index 2014

Compensation that Rewards Failure

ACAS has consistently paid excessive compensation for failed performance

> "*American Capital Ltd.'s executive compensation* **received an F grade in our proprietary pay-for-performance model**. *The Company paid more compensation to its named executive officers than the median compensation for a group of companies selected using Equilar's market based peer algorithm.*
>
> *The CEO was paid more than the median CEO compensation of these peer companies.* **Overall, the Company paid more than its peers, but performed moderately worse than its peers**.*"*

> **Glass Lewis, April 8, 2015**
> **Annual Meeting "Pay for Performance" Commentary**

ACAS: Glass Lewis Voting History

- Glass Lewis has recommended shareholders vote **AGAINST** ACAS directors Alvin Puryear, Stan Lundine and Philip Harper each of the past 5 years. Ahead of the 2015 shareholder meeting Glass Lewis recommended shareholders vote **AGAINST** 6 of 9 directors
- CEO Wilkus was awarded **over $100 million in total compensation** over the 10 year period from 2005 – 2014 despite total shareholder returns of negative 24%[1]



(1) Reported pay as per Company's annual proxy. Years referenced are calendar year. Total shareholder return period April 2006 – April 2015

Compensation that Rewards Failure *(continued)*

"***Shareholders question operating controls as recent executive compensation leaves more questions than answers***: *[R]ecent disclosure indicates the CEO was erroneously overpaid and the error led to a $10MM cash bonus in 2014. We are surprised that the CEO accepted this award, given that ACAS performance has been lackluster in recent periods and the $10MM was granted essentially in error. While legally the CEO was entitled to the bonus, the disclosure clearly states that the bonus was only granted because previous compensation was above employee limits – meaning that previous option compensation should have been less. Regardless of the legality of the large bonus, we would expect the leader of a large firm to set an example across the firm and not accept compensation above and beyond what was intended.*"

Jonathan Bock, Wells Fargo Research 11/5/2015

"*We recommend that shareholders vote against the following nominees: Baskin, Hahl, Harper, Lundine, Peterson and Puryear. We believe that the award cancellation and replacement which occurred during 2014 conform with this* ***board's poor track record for compensation governance***."

"***Poor Controls over Equity Grants***: *That the board did not become aware until several years after the fact that multiple grants to the CEO were in violation of the Company's incentive plans indicates* ***that it did not have adequate controls in place to monitor the Company's executive compensation practices***. *We think that shareholders can justifiably expect that the board will sufficiently monitor its own equity grant practices to ensure adherence to the shareholder-approved plans pursuant to which the awards are granted.*"

"*Finally, we think that voting against these nominees will send a strong signal to the board that it should seek shareholder approval, or at least their input, on any effects of the proposed spin-off transactions that decrease the shareholders' visibility into executive compensation expenses or their ability to approve them.*"

Glass Lewis, April 8, 2015
Board Vote Recommendations

2

Excessive Overhead

ACAS' compensation expense ratio is one of the highest compared to publicly traded alternative asset managers

Compensation & Benefits as a Percent of Revenue for 2014[1]



Compensation & Benefits as a Percent of Revenue for 1H 2015[1]



Source: SNL Financial

Note: ACAS metric calculated based on pro forma financial statements provided on page 11 of proxy statement filed November 5, 2015

(1)   Defined as compensation & benefits divided by total revenue

22

Excessive Overhead *(continued)*

ACAS' recent historical median overhead is 56% higher than other Internally Managed BDCs[1]

SG&A Expense as a Percent of Gross Investment Return[2]



Source: CapitalIQ
(1) Internally Managed BDCs with market capitalization greater than $750 million: Main Street Capital (MAIN) and Hercules Technology Growth Capital (HTGC)
(2) Defined as SG&A expense as a percent of total revenue less interest expense

Spin-Out Proposal Permanently Impairs Value

ELLIOTT®

Spin-Out Proposal Permanently Impairs Value

Elliott believes that under the Spin-Out Proposal:

✖ **Value of BDC Management Business will be Permanently Impaired**

✖ **ACAP will Continue to Trade at a Discount to NAV**

✖ **ACAS Unlikely to Achieve a Premium Multiple**

✖ **ACAP Shareholder Rights Severely Reduced**

✖ **Destroys the Opportunity to Enhance Value**

✖ <u>**Management Wins, Shareholders Lose**</u>

Value of BDC Management Business will be Permanently Impaired

- **ACAP Management Contract Income Stream will be Vulnerable**
  - Limited strategic options for ACAM(1)
  - ACAP management contract terminable on 60-day notice
  - ACAP management contract will **automatically terminate** on change of control
    - Majority of the ACAP Board and Shareholders have to approve any new manager
    - ACAM will be unable to monetize ACAP management contract (similar situation as TICC)

(1) ACAM is the initial manager of ACAP post spin-out

Spin-Out Proposal Permanently Impairs Value
ACAP will Continue to Trade at a Discount to NAV

➢ **"We believe the new BDC (ACAP) will have <u>inferior returns relative to peers</u> because it has lower asset yields and a higher cost structure. As a result we believe this investment will continue to <u>trade at a deep discount</u> to its book value"**

KBW Research Note, November 9, 2015

➢ **"We apply an <u>80% book value multiple</u> to the net assets of American Capital Income"**

Cantor Fitzgerald Research Note, November 9, 2015

Management Wins, Shareholders Lose

Elliott believes that the Spin-Out Proposal will permanently impair shareholder value in ACAS and ACAP while unreasonably enriching Management

Enriching Management

Management and Board Unvested Options Immediately Vested

Allow Company to Issue Shares at a Discount to NAV to provide Cashless Settlement of Options Conversion

Incremental 8% Employee Options Pool with No Justification

ACAP Shareholder Rights Severely Reduced

Bloated Cost Structure **Staggered Board**

Maryland Incorporation

ACAS Unlikely to Achieve a Premium Multiple

Sub-Scale Platform **Undiversified Revenue Stream**

Limited Ability to Monetize

The Spin-Out Proposal effectively functions as "Poison Pill," providing outsized fee structures for Management while limiting shareholder rights

Significant Unrealized Value

ELLIOTT®

Potential Valuation Upside

There is considerable unlocked value at ACAS that is achievable only by voting "AGAINST" the Spin-Out Proposal and undergoing a full review of the assets. ACAS shares today:

- Trade below the intrinsic value of the management fee streams and investment portfolio, with multiple pathways to unlocking value
- Potentially have greater than <u>60% upside</u> were ACAS to deploy capital more efficiently, repurchase incremental shares, cut costs, and pursue strategic alternatives for the asset management business

ACAS Stock Price versus Diluted NAV and Elliott High Case



$23.35

63% Gain

$19.72 [1]

38% Gain

$14.31

Closing Stock Price [2] Diluted NAV Elliott High Case

	Elliott Low Case [3]	Elliott Mid Case [3]	Elliott High Case [3]
Management Fee Revenue	$248	$248	$248
EBITDA Margin	51%	56%	61%
EBITDA	$127	$139	$152
Multiple	7.0x	8.5x	10.1x
Value	$883	$1,186	$1,528
BDC NAV	$2,366	$2,366	$2,366
Trading Level (% of NAV)	70%	80%	90%
Value	$1,656	$1,893	$2,129
Other Net Assets	$1,064	$1,068	$1,073
Consolidated NAV	$3,602	$4,147	$4,730
Shares, Pro-forma	202.5	202.5	202.5
Value / Share	$17.79	$20.48	$23.35
Upside	**24%**	**43%**	**63%**

Shareholders should vote "AGAINST" to stop Management from continuing the value destruction and to set a path to unlock value by engaging in a full diagnostic and review of ACAS' assets

(1) Elliott estimated diluted NAV based on September 30, 2015 basic shares of 259.6 million, in-the-money options 29.3 million, $9.63/share exercise price and assumed repurchase price of $14.31/share = 269.2 million diluted shares
(2) Price as of November 13, 2015
(3) Elliott estimates based on publicly available information
- In all scenarios Elliott assumes ACAS sells $2 billion in senior loans and uses $1 billion for share buybacks at $15/share ($1 billion for ACAP debt paydown). NAV of BDC goes down by $1 billion
- Management fee revenue based on ACAS projections for "REITs" and "Private Funds". For the BDC Elliott calculates management fee revenue as 3% of NAV (in-line to lower than ACAP fee proposal)
- Elliott does not factor in any expense reimbursement revenue, we assume it goes to offset incremental corporate costs
- Incentive revenues are not recognized as revenues and are capitalized at a 3.0x multiple. Incentive fees per ACAS November 5, 2015 proxy materials; BDC incentive fees adjusted pro-rata for NAV reduction attributable to asset sales and share buyback
- Other assets include realizable amount of the DTA, "investments at fair value", CLO investments and other assets projected to be on ACAS balance sheet as per ACAS November 5, 2015 proxy materials
- Multiples and margins employed based on Elliott estimates of normative market and performance levels

4 Clear Path to 24 – 63% Share Price Appreciation

Elliott believes that there are clearly identifiable steps to realize value at ACAS and that a capable Board actively overseeing a strategic review can unlock this value

ACAS Share Price Appreciation Valuation Bridge



| Elliott Low Case Upside | +24% |
| Elliott High Case Upside | +63% |

(1) Price as of November 13, 2015
(2) Reflects Elliott's view of the difference between the current trading price of ACAS stock and Elliott's low case valuation based on assumptions in the previous slide
(3) See assumptions from prior slide

The Better Way

ELLIOTT®

5

The Better Way

Better Plan to Increase Shareholder Value

As a substantial shareholder, Elliott has committed significant time and resources to develop a superior plan

1 **Withdraw Spin-Out Proposal:**

- The proposal is self-serving for Management and the Board, and limits shareholder rights and potential value realization

2 **Strengthen the Board:**

- Add highly qualified independent Board members with relevant experience and fresh perspectives to challenge Management and hold them accountable
- Work with Elliott and other key constituents to create an effective oversight structure

3 **Review Portfolio and Capital Allocation:**

- Engage experienced outside adviser for comprehensive review of portfolio and capital allocation policies
- Strategically monetize broadly syndicated loan portfolio
- Set expansive new targets for the share repurchase program

4 **Cost Cutting:**

- Complete a comprehensive cost cutting initiative with a commitment to reduce costs by $50 – 75 million per year

5 **Commence Full Strategic Review:**

- Establish a Strategic Review Committee led by new directors, and advised by qualified independent outside counsel and bankers, to explore all available options to maximize shareholder value

Elliott believes in the value of ACAS and is committed to helping the Company realize full value for shareholders